Exhibit 99.1

GOLD FIELDS

MEDIA RELEASE

Gold Fields Limited
Reg. 1968/004880/06
150 Helen Road, Sandown,
Sandton, 2196

Tel +27 11 562 9700
Fax +27 11 562 9838
www.goldfields.com

Postnet Suite 252
Private Bag X30500
Houghton, 2041
South Africa

GOLD FIELDS REPORTS FATAL INCIDENT AT ST IVES MINE

Perth, 14 October 2022: It is with deep sadness that Gold Fields Limited (JSE, NYSE: GFI) has to announce that late on 11 October 2022 there was a serious incident at its Hamlet mine at the St Ives site in Western Australia in which an employee of one of its business partners passed away.

Stuart Mathews, EVP for Gold Fields Australia, said: "On behalf of our entire Gold Fields workforce we extend our condolences to their family, friends, and colleagues. This is obviously news that no one at Gold Fields or the industry more broadly wants to hear, and we are devastated at the loss of our colleague.

"We are unable to provide any further details but wish to assure that we are providing care and support to impacted team members and are supporting, where possible, our impacted business partner," Mathews added.

"We continue to work with local authorities in relation to its ongoing investigation and are now also focussing on the safe resumption of operations at St Ives," Mathews said.

Chris Griffith, CEO of Gold Fields, said: "There is no more tragic reminder of the overriding importance of safety at our mines than the death of a colleague. My heartfelt condolences go out to the family, friends and colleagues of the deceased."

With the support of local regulators mining operations at most St Ives mines resumed on Friday. Operations at the Hamlet mine will also resume at some stage but in consultation with employees.

Investor Enquiries

Avishkar Nagaser
Tel +27 11 562 9775
Mobile +27 82 312 8692
Email Avishkar.Nagaser@goldfields.com

Thomas Mengel
Tel +27 11 562 9849
Mobile +27 72 493 5170
Email Thomas.Mengel@goldfields.com

Media Enquiries

Sven Lunsche
Tel +27 11 562 9763
Mobile +27 83 260 9279
Email Sven.Lunsche@goldfields.com

Directors: YGH Suleman (Chair), CI Griffith** (Chief Executive Officer), PA Schmidt** (Chief Financial Officer), A Andani #, PJ Bacchus†, MC Bitar@, TP Goodlace, JE McGill^, SP Reid^, PG Sibiya

^Australian, †British, @Chilean, #Ghanaian, ** Executive Director
Company Secretary: André Weststrate

Our Purpose
Creating enduring value beyond mining

safety integrity respect responsibility innovation collaborative delivery

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2 Notes to editors About Gold Fields Gold Fields Limited is a globally diversified gold producer with nine operating mines in Australia, Peru, South Africa, and West Africa (including the Asanko Joint Venture) and one project in Chile. We have total attributable annual gold-equivalent production of 2.34Mo, attributable gold-equivalent Mineral Reserves of 48.6Moz and gold Mineral Resources of 111.8Moz. Our shares are listed on the Johannesburg Stock Exchange (JSE) and our American depositary share trade on the New York Stock Exchange (NYSE). Sponsor: J.P. Morgan Equities South Africa (Pty) Ltd